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06004481

AB 3/14/06

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53374

SEC MAIL RECEIVED PROCESSING
FEB 27 2006
WASH, D.C. 209 SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Beard Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

108 W. Western Reserve Road
(No. and Street)

Youngstown	OH	44514
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bruce J. Beard — (330) 758-0575
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cohen McCurdy LLC
(Name – *if individual, state last, first, middle name*)

800 Westpoint Pkwy., Suite 1100	Westlake	OH	44145
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2006
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Bruce J. Beard, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Beard Financial Services, Inc., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions.

Signature

President

Title

Notary Public / Commission expires October 14, 2008

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BEARD FINANCIAL SERVICES, INC.

DECEMBER 31, 2005

TABLE OF CONTENTS

Cohen McCurdy
Certified Public Accountants

Cohen McCurdy, Ltd.
800 Westpoint Pkwy., Suite 1100
Westlake, OH 44145-1524

www.cohenmccurdy.com

440.835.8500
440.835.1093 *fax*

The Board of Directors
Beard Financial Services, Inc.

Independent Auditors' Report

We have audited the accompanying statement of financial condition of Beard Financial Services, Inc. as of December 31, 2005, and the related statements of operations, changes in shareholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Beard Financial Services, Inc. as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cohen McCurdy

January 27, 2006
Westlake, Ohio

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2005

ASSETS

CASH	$	6,119
DEPOSITS		362
COMMISSIONS RECEIVABLE		76,003
MARKETABLE SECURITIES OWNED: AT MARKET VALUE		69,786
	$	152,270

LIABILITIES

ACCOUNTS PAYABLE	$	5,206
ACCRUED COMMISSIONS		39,427
		44,633

SHAREHOLDER'S EQUITY

COMMON STOCK		100
ADDITIONAL PAID-IN CAPITAL		75,329
RETAINED EARNINGS		32,208
		107,637
	$	152,270

The accompanying notes are an integral part of these statements.

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2005

REVENUE	
Commission income	$ 986,540
Other income	4,878
Interest	2,560
	993,978
EXPENSES	
Commissions and related expenses	928,283
Regulatory fees	9,725
Amortization	2,500
Professional fees	12,478
Office space and personnel	49,822
Miscellaneous	3,493
	1,006,301
NET LOSS	$ (12,323)

The accompanying notes are an integral part of these statements.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2005

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS	TOTAL
BALANCE – JANUARY 1, 2005	$ 100	$ 75,329	$ 44,531	$ 119,960
NET LOSS			(12,323)	(12,323)
BALANCE – DECEMBER 31, 2005	$ 100	$ 75,329	$ 32,208	$ 107,637

The accompanying notes are an integral part of these statements.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2005

CASH FLOW USED IN OPERATING ACTIVITIES		
Net loss	$	(12,323)
Adjustments to reconcile net loss to net cash used in operating activities		
Amortization		2,500
Increase (decrease) in cash resulting from changes in operating assets and liabilities		
Commissions receivable		10,623
Accrued commissions		(1,914)
Accounts payable		(2,115)
Net cash used in operating activities		(3,229)
CASH FLOW USED IN INVESTING ACTIVITIES		
Purchase of securities		(2,560)
Decrease in deposits		87
		(2,473)
NET DECREASE IN CASH		(5,702)
CASH – BEGINNING OF YEAR		11,821
CASH – END OF YEAR	$	6,119

The accompanying notes are an integral part of these statements.

NOTES TO THE FINANCIAL STATEMENTS

1. ORGANIZATION

Beard Financial Services, Inc. (the Company) is a fully-disclosed broker-dealer registered with the Securities and Exchange Commission (SEC) and the State of Ohio, and is a member of the National Association of Securities Dealers, Inc. (NASD).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including agency transactions.

Cash

At times during the year, the Company's cash accounts exceeded the related amount of Federal depository insurance. The Company has not experienced any loss in such accounts and believes it is not exposed to any significant credit risk.

Securities Owned

At December 31, 2005, securities owned consist of a 4.15% certificate of deposit with a maturity date of March 11, 2007. Interest earned during 2005 totaled $2,560.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Receivables and Credit Policies

Commissions receivable are uncollateralized obligations due under normal trade terms requiring payments within 30 days from the report date. The Company generally collects receivables within 30 days and does not charge interest on commissions receivable with invoice dates over 30 days old.

Commissions receivable are stated at the amount billed. Payments of commissions receivable are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices.

The carrying amount of commissions receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all commissions receivable balances that exceed 90 days from the invoice date and based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. Additionally, management estimates an allowance for the aggregate remaining commissions receivable based on historical collectibility. In the opinion of management, at December 31, 2005, all commissions were considered collectible and no allowance was necessary. There were no accounts receivable balances greater than 90 days at December 31, 2005.

NOTES TO THE FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

Beard Financial Services, Inc. has elected to be treated as an S corporation as defined in the Internal Revenue Code. As a result, no provision for federal or state income taxes has been provided; however, the Company is liable for any local income taxes.

Amortization

The Company amortizes computer software over its estimated useful life of three years.

Accounting Estimates

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenue and expenses. Actual results could vary from the estimates that were used.

3. RELATED PARTY TRANSACTIONS

Personnel services and office space are provided by Beard Pension Services, Inc. Both companies share common ownership. During 2005, the Company paid $49,822 to Beard Pension Services, Inc., as reimbursement for its portion of those expenses, based upon an expense sharing agreement.

4. NET CAPITAL PROVISION OF RULE 15c3-1

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital balance, as defined, under such provisions.

The Company's minimum capital requirement is the greater of $50,000 or 6 ⅔% of aggregate indebtedness, as defined, under Securities and Exchange Commission Rule 15c3-1(a)(1), as it does not maintain customer accounts. Net capital may fluctuate on a daily basis. At December 31, 2005, the Company had net capital of $79,242, which was $29,242 in excess of its required net capital of $50,000.

In addition to the minimum net capital provisions, Rule 15c3-1 requires that the Company maintain a ratio of aggregate indebtedness, as defined, to net capital, of not more than 15 to 1. At December 31, 2005, the ratio was .56 to 1.

NOTES TO THE FINANCIAL STATEMENTS

5. EXEMPTION FROM RULE 15c3-3

The Company acts as an introducing broker or dealer, promptly transmitting all funds and delivering all securities received in connection with its activities as a broker or dealer and does not otherwise hold funds or securities for or owe money or securities to customers. The Company operates under Section (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and is therefore exempt from the requirements of Rule 15c3-3.

6. CAPITAL STOCK

The Company has authorized 850 shares of common stock without par value; 100 shares are issued and outstanding at a stated value of $1 per share.

7. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

SUPPLEMENTAL INFORMATION

PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2005

SCHEDULE I - COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2005

NET CAPITAL	
Total shareholder's equity from statement of financial condition	$ 107,637
Less: Excess deductible allowable for fidelity bond coverage	4,000
Less: Non-allowable assets	
Commissions receivable	22,605
Deposits	362
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES	80,670
Haircuts on securities	1,428
NET CAPITAL	$ 79,242
COMPUTATION OF AGGREGATE INDEBTEDNESS - TOTAL LIABILITIES FROM STATEMENT OF FINANCIAL CONDITION	$ 44,633
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT - 6 ⅔% OF AGGREGATE INDEBTEDNESS	$ 2,976
MINIMUM REQUIRED NET CAPITAL	$ 50,000
NET CAPITAL REQUIREMENT	$ 50,000
EXCESS NET CAPITAL	$ 29,242
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	0.56 to 1

A reconciliation of the computation of net capital under Rule 15c3-1 as included in the Company's unaudited Form X-17a-5 as of December 31, 2005, filed with the Securities and Exchange Commission and the amount included in the above calculation is not required as there are no audit adjustments.

SCHEDULES II AND III – COMPUTATION FOR DETERMINATION
OF RESERVE REQUIREMENTS AND
INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS PURSUANT TO RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2005

The Company is not required to present the schedules "Computation for Determination of Reserve Requirements Under Rule 15c3-3" and "Information for Possession or Control Requirements Under Rule 15c3-3" as it meets the exemptive provisions of Rule 15c3-3, under Section (k)(2)(ii) of the Rule.

Cohen McCurdy
Certified Public Accountants

Cohen McCurdy, Ltd.
800 Westpoint Pkwy., Suite 1100
Westlake, OH 44145-1524
www.cohenmccurdy.com

440.835.8500
440.835.1093 fax

The Board of Directors
Beard Financial Services, Inc.

Independent Auditors' Report on Internal Control
Required by SEC Rule 17a-5

In planning and performing our audit of the financial statements and supplemental schedules of Beard Financial Services, Inc. (the Company), for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Cohen McCurdy

January 27, 2006
Westlake, Ohio